UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For November 6, 2020

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires, Argentina:
Investor Relations Leandro Perez Castaño, Finance and IR Manager. * leandro_perez@tgs.com.ar Carlos Almagro, Investor Relations Officer * carlos_almagro@tgs.com.ar	Media Relations Mario Yaniskowski * mario_yaniskowski@tgs.com.ar

TGS Announces Results for the

Third Quarter ended on September 30, 2020(1)

Transportadora de Gas del Sur ("TGS" or "the Company") is the leader in Argentina in the transportation of natural gas, transporting approximately 60% of the gas consumed in the country, through more than 5,700 miles of gas pipelines, with a firm-contracted capacity of 2.9 Bcf/d. It is one of the main natural gas processors. In addition, TGS’ infrastructure initial investments in Vaca Muerta basin is a milestone with the aim of becoming one of the main Midstreamers at Vaca Muerta.

TGS shares are traded on NYSE (New York Stock Exchange) and BYMA (Bolsas y Mercados Argentinos S.A.).

The controlling company of TGS is Compañía de Inversiones de Energía S.A. ("CIESA"), which owns 51% of the total share capital. CIESA’s shareholders are: (i) Pampa Energía S.A. with 50%, (ii) Grupo Investor Petroquímica S.L. (member of the GIP group, led by the Sielecki family) and PCT L.L.C. hold the remaining 50%.

For further information, see our website www.tgs.com.ar

Stock Information

BYMA Symbol: TGSU2

NYSE Symbol: TGS (1 ADS = 5 ordinary shares)

Shareholding structure as of September 30, 2020

TGS holds 794,495,283 issued shares and 755,610,070 outstanding shares.

Buenos Aires, Argentina, November 6, 2020

During the third quarter ended September 30, 2020 (3Q2020), total income amounted to Ps. 391 million, or Ps. 0.51 per share (Ps. 2.57 per ADS), compared to Ps. 58 million, or Ps. 0.07 per share (Ps. 0.36 per ADS) for the same period in 2019 (3Q2019).

Operating profit amounted to Ps. 5,450 million in 3Q2020, Ps. 1,008 million higher than in 3Q2019. This variation was mainly due to:

•

Operating costs and administrative and selling expenses decreased by Ps. 896 million in 3Q2020, compared to 3Q2019.

•

A 3% increase in revenues (or Ps. 340 million) due to higher revenues from the Natural Gas Liquids ("Liquids") Production and Commercialization segment of Ps. 2,312 million, which were partially offset by a Ps. 2,073 million decreasein the Natural Gas Transportation.

•

Depreciation increased by Ps. 243 million.

Financial results recorded a positive variation of Ps. 853 million while the income tax reflected a negative variation of Ps. 1,506 million.

As of September 30, 2020, cash amounted to Ps. 19,351, and net debt totaled Ps. 21,061 million.

(1)

The financial information presented in this press release is based on consolidated financial statements presented in constant Argentine pesos as of September 30, 2020 (Ps.) which is based on the application of the International Financial Reporting Standards (IFRS).

Transportadora de Gas del Sur S.A.

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

http://www.tgs.com.ar

3Q 2020 EARNINGS RELEASE

3Q2020 Highlights

➢

On August 21, 2020, the Company's Board of Directors approved a new buy-back program to buy the company's own shares in the markets where they are traded. This program is capped at a maximum nominal amount of Ps. 3,000 million, and  will be effective until March 22, 2021.

➢

On that same day,  during the Shareholders' Meeting, other issues were  approved, including the current composition of the Board of Directors and the Statutory Committee.

COVID-19 and the measures adopted

The COVID-19 pandemic, which caused a global collapse in the demand for products and services as a consequence of the lockdown measures adopted by countries to stop the spread of the virus, as along with tensions in the oil market, created a climate of unprecedented volatility and uncertainty that triggered significant declines of commodity prices as well as the  stock markets.

During 3Q2020, the social and preventive isolation measures ordered by the Argentine government continued following the adoption of Decree No. 297/2020  issued on March 20, 2020. Presently, despite certain flexibilities the measures have been extended to November 8, 2020.

All TGS’ activities are considered an essential public service and, despite the social and preventive isolation measures in place, as such, the company has been providing normal services taking into account all the necessary protection measures for our personnel and the communities in which we operate.

Furthermore, considering the situation affecting our operations and financial results, we have implemented a series of measures to mitigate the impact and guarantee the continuity of our operations and the health of our employees, including:

"

Adoption of all measures ordered by the government to ensure the health of our employees and the communities where we operate,

"

Optimization of capital investments and operating and administrative expenses, without affecting the safety and reliability tasks that allow us to operate the pipeline system in accordance with current regulations,

"

Suspension of works that do not affect the integrity of the natural gas pipeline system,

"

adopting a comprehensive daily control of cash flow to optimize its use and protect its value.

In the Natural Gas Transportation segment, tariffs remained unchanged. Similarly, as a result of the prevention measures mentioned above, there were some delays in the collection process from our main customers during March and April, affecting our receivables. Such delays were partially normalized by the end of the second quarter of 2020. In 3Q2020, all collections for this business segment are meeting the usual deadlines.

During 3Q2020 natural gas deliveries declined due to lower economic activity and the isolation measures. However, 82% of our revenues in the Natural Gas Transportation business segment corresponds to firm natural gas transportation services.

The Liquids production and commercialization segment recorded unchanged prices for liquefied petroleum gas ("LPG") in the domestic market following the provisions of Decree No. 311/2020, while international reference prices for liquids declined abruptly in March, and have been recovering since then.

On the other hand, the operations at the Cerri Complex were carried out without interruptions and in accordance to the sanitary protocols, reaching a production level of 325,573 short tons in 3Q2020 (63% above those registered in 3Q2019 after PBB Polisur S.R.L. (“PBB”) was unable

3Q 2020 EARNINGS RELEASE

to take the ethane due to an accident at its plant).

Considering our current financial position and the measures taken previously, we estimate that we will have sufficient resources to meet our current working capital needs, finance capital expenditures and pay off short-term financial debt without incurring in additional debt.

Despite the aforementioned measures, the scale and duration of these developments remain uncertain and could impact our operating results, cash flow and financial condition, but they will depend on the severity of the health emergency and the success of the government’s measures adopted thus far as well as any future ones.

Analysis of the results

TGS posted total revenues of Ps. 12,905 million in 3Q2020, a Ps. 340 million increase compared to Ps. 12,565 million recorded in 3Q2019.

The breakdown of operating costs, administrative and commercialization expenses, excluding depreciation, for 3Q2020 and 3Q2019 is shown below:

Operating costs and administrative and selling expenses, excluding depreciation, decreased by approximately Ps. 896 million in 3Q2020 compared to 3Q2019. This variation is mainly explained by: (i) lower operating costs as a result of measures adopted to mitigate the negative impact of COVID-19, (ii) lower labor costs, (iii) lower taxes, fees and contributions (due to decrease in export taxes and turnover tax), partially offset by the increase in natural gas costs, given the higher natural gas volume purchased, which partially offset by the restatement effect following the provisions of IAS 29 and a decrease in the price.

Financial results are presented in gross terms considering the effects of change in the currency purchasing power ("Gain on monetary position") in a single separate line. In 3Q2020, financial results recorded a positive variation of Ps. 853 million compared to 3Q2019. This

3Q 2020 EARNINGS RELEASE

variation is mainly due to the positive impact of the lower devaluation recorded in 3Q2020, which was partially offset by the result generated by financial assets.

Analysis of operating profit by business segment

Operating profit 3Q2020 vs. 3Q2019
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
Million of Argentine pesos
Natural Gas Transportation
Liquids
Other Services and telecommunications
3T2020
3T2019

Natural Gas Transportation

Operating profit before depreciation of the Natural Gas Transportation segment decreased by Ps. 1,398 million.

Natural gas transportation revenues accounted for approximately 39% and 56% of total revenues in 3Q2020 and 3Q2019, respectively.

Revenues from this segment derived mainly from firm natural gas transportation contracts and represented approximately 82% and 81% of the revenues of this segment for 3Q2020 and 3Q2019, respectively.

Operating Information Firm Contracts
3,000,000
2,900,000
2,800,000
2,700,000
2,600,000
2,500,000
2,400,000
cf/day
84%
82%
80%
78%
76%
74%
72%
70%
3Q2016
3Q2017
3Q2018
3Q2019
3Q2020
% revenues Firm contracts
Average firm contracted capacity
Average daily deliveries

3Q 2020 EARNINGS RELEASE

This tariff segment, subject to ENARGAS regulation, received its last tariff increase as from April 1st, 2019 following Resolution No. 192/2019.

The decrease in operating profit was mainly related to lower revenues given the lack of a tariff adjustment to compensate for the negative variation associated with the restatement effect due to inflation under IAS 29. This effect was partially offset by the cost reduction measures adopted in order to mitigate the impact of COVID-19 on our operations.

Liquids Production and Commercialization

Liquids Production and Commercialization revenues accounted for approximately 53% and 36% of total revenues in 3Q2020 and 3Q2019, respectively. During 3Q2020, production was 125,757 short tons higher than 3Q2019, reaching 325,573 short tons.

Operating profit before depreciation of this business segment increased in 3Q2020 by Ps. 2,325 million compared to 3Q2019. This significant increase was mainly due to higher revenues of Ps. 2,312 million, and was partially offset by the higher cost of natural gas.

Liquids revenues were Ps. 6,821 million in 3Q2020, Ps. 2,312 million higher than 3Q2019. This is mainly due to: (i) higher revenues of ethane by Ps. 2,197 million, resulting from the reduction in 3Q2019 due to PBB’s inability to take the product after the incident at its facilities, (ii) an increase in propane and butane exported volume by Ps. 631 million; and, (iii) an increase in the nominal variation of the exchange rate on revenues denominated in US dollars

3Q 2020 EARNINGS RELEASE

that amounted to Ps. 1,030 million. These effects were partially offset by the restatement impact under IAS 29 of Ps. 1,087 million, and the nominal change in prices that resulted in a decrease in sales revenue of Ps. 565 million.

Total volumes dispatched increased by 73%, or 150,397 short tons in 3Q2020, compared to 3Q2019, resulting mainly from higher short tons of ethane  and higher exported volume of propane and butane.

The breakdown of volumes dispatched by market and product and revenues by market is included below:

Other Services and Telecommunications

The Other Services business segment mainly includes services such as midstream and telecommunications, representing approximately 8% of TGS's total revenues in 3Q2020 and 3Q2019.

Operating profit before depreciation increased by Ps. 324 million (79%) mainly as a result of a Ps. 101 million increase in revenues in 3Q2020 compared to 3Q2019, and a Ps. 209 million decrease in operating costs principally due to lower expenses incurred by the joint venture for the construction of a natural gas pipeline in the province of Santa Fe ("UT").

The increase in revenues was mainly due to higher natural gas transportation and conditioning services at Vaca Muerta area amounting to Ps. 362 million, and the nominal effect of the exchange rate on U.S. dollar-denominated sales of Ps. 272 million. These effects were partially offset by the restatement effect under IAS 29 of Ps. 273 million, fewer operation and maintenance services of Ps. 111 million, fewer UT construction services of Ps. 65 million, fewer steam generation services of Ps. 54 million, and fewer natural gas compression services of Ps. 51 million.

3Q 2020 EARNINGS RELEASE

Financial position analysis

Net debt

As of September 30, 2020, our net debt amounted to Ps. 21,601 million compared to Ps. 27,975 million as of December 31, 2019. Our total net financial debt is totally denominated in US dollars for both dates (which is shown in pesos in the table below).

The table below shows a reconciliation of our net debt:

Liquidity and capital resources

The net variation in cash and cash equivalents for 3Q2020 and 3Q2019 was as follows:

Below is a reconciliation of the free cash flows for the 3Q2020 and 3Q2019:

3Q 2020 EARNINGS RELEASE

During 3Q2020, cash flow generated by the operating activities amounted to Ps. 8,222 million, Ps. 5,202 million above 3Q2019. This increase was mainly due to higher operating profit before depreciation, a decrease in the working capital and lower income tax payments.

Cash flow provided by investing activities amounted to Ps. 12,524 million in 3Q2020, compared to Ps. 4,335 million of cash flow used in investing activities during 3Q2019 mainly related to the payment for the acquisition of financial assets not considered cash equivalents amounting to Ps. 11,108 million, partially offset by lower capital expenditures investment of Ps. 2,919 million after the conclusion of construction of the midstream business at Vaca Muerta, and due to the impact of COVID-19.

Finally, cash flow used for financing activities amounted to Ps. 347 million. The decrease compared to 3Q2019 was mainly due to the lower amounts allocated to the repurchase of treasury shares.

3Q2020 earnings conference call

TGS invites you to participate in the conference call to discuss this 3Q2020 announcement on Tuesday November 10, 2020 at 09:00 a.m. Eastern Time / 11:00 a.m. Buenos Aires time. To listen to the call from USA dial: +1-877-407-9210, and for international calls dial: +1-201-689-8049. To view the webcast, go to www.tgs.com.ar.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

3Q 2020 EARNINGS RELEASE

Business Segment information

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(in millions of Argentine Pesos)				
9M2020					
Revenues	16,541	18,678	2,869	291	38,379
Operating profit before depreciation	11,470	6,831	1,852	69	20,222
Depreciation	(3,022)	(256)	(822)	-	(4,100)
Operating profit	8,448	6,575	1,030	69	16,122
9M2019					
Revenues	21,430	19,939	2,240	265	43,874
Operating profit before depreciation	15,038	5,598	995	96	21,727
Depreciation	(2,738)	(222)	(388)	-	(3,348)
Operating profit	12,300	5,376	607	96	18,379

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(in millions of Argentine Pesos)				
3Q2020					
Revenues	4,994	6,821	1,015	75	12,905
Operating profit before depreciation	3,466	2,665	716	18	6,865
Depreciation	(1,052)	(86)	(277)	-	(1,415)
Operating profit	2,414	2,579	439	18	5,450
3Q2019					
Revenues	7,067	4,509	887	102	12,565
Operating profit before depreciation	4,864	340	379	31	5,614
Depreciation	(924)	(77)	(171)	-	(1,172)
Operating profit	3,940	263	208	31	4,442

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(in millions of Argentine pesos without inflation adjustment - non audited)				
9M2020					
Revenues	14,935	17,081	2,604	290	34,910
Operating profit before depreciation	10,549	6,446	1,681	90	18,766
Depreciation	(529)	(70)	(364)	-	(963)
Operating profit	10,020	6,376	1,317	90	17,803
9M2019					
Revenues	13,432	12,296	1,436	166	27,330
Operating profit before depreciation	9,650	3,352	642	70	13,714
Depreciation	(328)	(46)	(108)	-	(482)
Operating profit	9,322	3,306	534	70	13,232

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(in millions of Argentine pesos without inflation adjustment - non audited)				
3Q2020					
Revenues	4,820	6,653	960	103	12,536
Operating profit before depreciation	3,523	2,540	670	50	6,783
Depreciation	(200)	(24)	(125)	-	(349)
Operating profit	3,323	2,516	545	50	6,434
3Q2019					
Revenues	4,869	3,115	618	70	8,672
Operating profit before depreciation	3,442	240	268	32	3,982
Depreciation	(125)	(17)	(59)	-	(201)
Operating profit	3,317	223	209	32	3,781

3Q 2020 EARNINGS RELEASE

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the 9M2020 and 9M2019

(In millions of Argentine pesos)

	9M2020	9M2019
Cash flows provided by operating activities		
Total comprehensive income for the period	6,165	10,379
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	4,100	3,348
Derivate financial instruments results	(284)	(260)
Disposal of property, plant and equipment	20	129
Increase in allowances and provisions	204	263
Share of loss from associates	(17)	21
Interest expense accrual	2,172	1,531
Interest income on other financial assets other than cash and cash equivalents	3,051	(82)
Income tax	3,230	3,765
Doubtful accounts	185	-
Foreign exchange loss	7,846	9,398
Acquisition of Notes	(360)	-
Gain on monetary position	(4,372)	(5,360)
Changes in assets and liabilities:		
Trade receivables	228	(3,275)
Other receivables	(306)	(2,211)
Inventories	(31)	(585)
Trade payables	(75)	(561)
Payroll and social security taxes payable	44	207
Taxes payable	(44)	(303)
Contract assets	104	(13)
Other payables	30	222
Interest paid	(1,240)	(1,219)
Income tax paid	(638)	(5,244)
Contract liabilities	205	656
Derivative financial instruments results	597	-
Cash flows provided by operating activities	**20,814**	**10,806**
Cash flows used in investing activities		
Additions to property, plant and equipment	(5,882)	(14,556)
Financial assets not considered cash equivalents	(14,565)	(10,627)
Cash flows used in investing activities	**(20,447)**	**(25,183)**
Cash flows (used in) / provided by financing activities		
Payment of loans	(1,222)	(23)
Cost of adquisition of treasury shares	(2,247)	(2,285)
Cost of acquisition of Notes	(902)	-
Dividend paid	-	(11,676)
Cash flows used in financing activities	**(4,371)**	**(13,984)**
Net decrease in cash and cash equivalents	**(4,004)**	**(28,361)**
Cash and cash equivalents at the beginning of the year	11,996	31,454
Foreign exchange gain on cash and cash equivalents	136	4,964
Monetary result effect on cash and cash equivalents	(1,636)	(5,591)
Cash and cash equivalents at the end of the period	**6,492**	**2,466**

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán Diego Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice president

Date: November 6, 2020